UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 4)
Calavo Growers, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
128246105

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	128246105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Lecil E. Cole

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) N/A
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	5	SOLE VOTING POWER

NUMBER OF		1,320,406

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,320,406

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,320,406

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

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Item 1.
	(a)	Name of Issuer:

Calavo Growers, Inc., a California corporation

	(b)	Address of Issuer’s Principal Executive Offices:

1141A Cummings Road, Santa Paul, California 93060

Item 2.
	(a)	Name of Person Filing:

Lecil E. Cole.

	(b)	Business Address:

1141A Cummings Road, Santa Paul, California 93060

	(c)	Citizenship:

United States citizen.

	(d)	Title of Class of Securities:

The class of securities to which this Schedule 13G relates is common stock, par value $.001.

	(e)	CUSIP Number:

128246105

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: As of December 31, 2010, Mr. Cole beneficially owned 1,320,406.

	(b)	Percent of class: 9.0%.

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(c)	Number of shares as to which Mr. Cole has:

	(i)	Sole power to vote or to direct the vote is 1,320,406;

	(ii)	Shared power to vote or to direct the vote is 0;

	(iii)	Sole power to dispose or to direct the disposition of is 1,320,406; and

	(iv)	Shared power to dispose or to direct the disposition of is 0.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

	(a)	Not applicable.

	(b)	Not applicable.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011	/s/ Lecil E. Cole
Lecil E. Cole

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